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December 30, 2005

Via Edgar

Mr. Geoffrey M. Ossias,
        Division of Corporation Finance,
                Securities and Exchange Commission,
                        100 F Street, N.E.,
                                Room 1580,
                                        Mail Stop 4561,
                                                 Washington, D.C. 20549-0408.

Re:	Amendment No 2. to Morgans Hotel Group Co.'s Registration Statement on Form S-1 (Form S-1, File No. 333-129277)

Dear Mr. Ossias:

        On behalf of Morgans Hotel Group Co. (the "Registrant"), attached for filing under the Securities Act of 1933, as amended, is Amendment No. 2 to the Registrant's registration statement on Form S-1, including exhibits and the Company's response to the Staff's comment letter, dated December 27, 2005.

        Please address any oral comments or inquiries to Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312. Additionally, please send copies of any correspondence relating to this filing to Robert W. Downes by facsimile at (212) 558-3588 with the original by mail to his attention at Sullivan & Cromwell LLP, 125 Broad Street, New York, N.Y. 10004-2498.

Very truly yours,
/s/ NEVENKA N. ADDO
Nevenka N. Addo

(Attachments)

[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

December 30, 2005

Via Federal Express and EDGAR

Mr. Geoffrey M. Ossias,
        Division of Corporation Finance,
                Securities and Exchange Commission,
                        100 F Street, N.E.,
                                Room 1580,
                                        Mail Stop 4561,
                                                 Washington, D.C. 20549.

Re:	Morgans Hotel Group Co. (Form S-1, Fi1e No. 333-129277)

Dear Mr. Ossias:

        On behalf of our client, Morgans Hotel Group Co. (the "Company"), we enclose herewith Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1 (including marked copies to show changes from the filing on December 7, 2005) and the Company's responses to the Staff's comment letter (the "Comment Letter") dated December 27, 2005 concerning the Company's Registration Statement on Form S-1 (the "Registration Statement"). Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2.

        To facilitate the Staff's review, we have included in this letter the captions and numbered comments in bold text and have provided the Company's responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the enclosed marked copy of Amendment No. 2.

        The following are the Company's responses to the Comment Letter:

General

1.
We note your response to prior comment 3. We further note, from page 36, that the initial properties held by Morgans Hotel Group LLC will be exchanged for a fixed number convertible membership units in Morgans Group LLC, your operating company. Based on your disclosure, it appears to us that you have not yet fixed the number of units that will be exchanged for the initial properties. Accordingly, it appears that your private placement of these units may not have been completed prior to the filing of this registration statement. Please amend your analysis to discuss this aspect of the transaction in more detail. Please note, the fact that you may consider the transfer to be a recapitalization does not preclude us from determining that a "sale" has occurred for purposes of Section 5 of the Securities Act. If integration is warranted, please tell us why this transaction does not constitute a roll-up within the meaning of Item 901 of Regulation S-K.

        The Company has asked us to advise the Staff supplementally that, for the reasons stated below and stated in response to Comment No. 3 in the initial comment letter from the Staff, dated November 28, 2005, it believes that the private placement of the membership units of Morgans Group LLC to Morgans Hotel Group LLC in the Contribution Transactions (as defined in the Formation and Structuring Agreement) was completed prior to the initial filing of the Registration Statement.

        As set forth in the Formation and Structuring Agreement and as described under "Formation and Structuring Transactions" in Amendment No. 2, the following steps related to the private placement of membership units of Morgans Group LLC to Morgans Hotel Group LLC in the Contribution Transactions will occur:

  •
  Morgans Hotel Group LLC will contribute the Contributed Interests (as defined in the Formation and Structuring Agreement) to Morgans Group LLC. No consideration is being received for this transfer of interests from Morgans Hotel Group LLC to its wholly owned subsidiary, Morgans Group LLC.

  •
  Subsequent to that contribution, the limited liability company agreement of Morgans Group LLC will be amended and restated to provide that Morgans Hotel Group LLC's 100% ownership interest in Morgans Group LLC will be expressed in a fixed number of membership units. At that point, Morgans Hotel Group LLC will own all of the membership units of Morgans Group LLC. The number of Morgans Group LLC membership units to be owned by Morgans Hotel Group LLC at that point will be determined based on the number of shares that will be offered in the initial public offering. Prior to the initial filing of the Registration Statement, pursuant to the Formation and Structuring Agreement, Morgans Hotel Group LLC agreed that its entire ownership interest in Morgans Group LLC would be in the form of membership units.

  •
  Subsequent to the amendment and restatement of the limited liability company agreement of Morgans Group LLC described above, Morgans Hotel Group LLC, pursuant to the Formation and Structuring Agreement, has agreed to contribute MHG Management Company to Morgans Group LLC for an additional $20 million in membership units. Morgans Hotel Group LLC has agreed that the number of Morgans Group LLC membership units it receives will be determined based on the initial public offering price—i.e., by dividing $20 million by the initial public offering price.

        Based on the preceding analysis, the Company believes that the private placement of membership units of Morgans Group LLC in the Contribution Transactions was completed prior to the filing of the Registration Statement.

Summary

Formation and Structuring Transactions, page 5

2.
We note your response to prior comment 5. Please tell us the basis for concluding that the fair market value of MHG Management Company was $20 million.

        The Company has asked us to advise the Staff supplementally that the $20 million fair market value for MHG Management Company was determined based on a number of valuation factors, including historical operating results and earnings, an evaluation of existing management contracts, ability to incur indebtedness, including the $80 million loan to MHG Management Company, and operating and earning potential.

Risk Factors, page 9

3.
Please revise these summary risk factors to include a summary of historical losses, and your belief that these losses may continue, appearing on page 17.

        The Company has asked us to advise the Staff supplementally that the section entitled "Prospectus Summary—Risk Factors" on page 10 of Amendment No. 2 has been revised to include a summary of the Company's historical losses and the Company's belief that these losses may continue.

Risk Factors, page 14

We have substantial debt...., page 20

4.
Please quantify the debt you will guarantee in connection with the loan to MHG Management.

        The Company has asked us to advise the Staff supplementally that the section entitled "Risk Factors—We have substantial debt, a majority of which is variable rate debt, and we may incur additional indebtedness, which may negatively affect our business and financial results" on page 21 of Amendment No. 2 has been revised to clarify that the Company will guarantee the full $80 million amount of the loan to MHG Management Company.

Formation and Structuring Transactions, page 35

5.
Please revise the disclosure in this section to clarify that "MHG Management Company" refers to Morgans Hotel Group Management LLC.

        The Company has asked us to advise the Staff supplementally that the section entitled "Formation and Structuring Transactions" on page 36 of Amendment No. 2 has been revised to clarify that MHG Management Company refers to Morgans Hotel Group Management LLC.

6.
In the second bullet point on page 36, please identify the Morgans Hotel Group LLC subsidiary and the subsidiary's lender that will receive loan proceeds. Please quantify the payment and disclose any affiliations between the lender and related parties.

        The Company has asked us to advise the Staff supplementally that the third bullet point in the section entitled "Formation and Structuring Transactions" on page 37 of Amendment No. 2 has been revised to identify MMRDH Parent Holding Company LLC as the subsidiary that will receive the loan proceeds. For the supplemental information of the Staff, the indebtedness to be repaid is part of the $473.8 million of mortgage indebtedness described in the first bullet under "Mortgage and Other Indebtedness Outstanding After This Offering". The lenders under that indebtedness are not affiliated with the Company or any of the related parties identified under "Formation and Structuring Transactions".

7.
The third bullet point on page 36 states that Morgans Hotel Group LLC will contribute to Morgans Group LLC all of its interests in its subsidiaries for no consideration. Please reconcile this statement with disclosure toward the bottom on page 36, which indicates that Morgans Hotel Group LLC will receive a fixed number of membership units in Morgans Group LLC following the contribution of those interests.

        The Company has asked us to advise the Staff supplementally that the section entitled "Formation and Structuring Transactions" beginning on page 36 of Amendment No. 2 has been revised to clarify that the interests described in the third bullet on page 37 are being contributed by Morgans Hotel Group LLC to Morgans Group LLC for no consideration while Morgans Group LLC is still a wholly owned subsidiary of Morgans Hotel Group LLC and then subsequent to the contribution of those interests, the limited liability company agreement of Morgans Group LLC will be amended and restated so the interests then held by Morgans Hotel Group LLC become a fixed number of units.

8.
Refer to the carry-over paragraph at the top of page 37. The disclosure suggests that NorthStar and RSA Associates are the only members of Morgans Hotel Group LLC that will receive a distribution of membership interests in Morgans Group LLC. The chart on page 35, however, indicates that the NorthStar and RSA Associates are not the only member of Morgans Hotel Group LLC. In addition, we note from the Formation and Structuring Agreement that Messrs. Overington and Andrei will receive Morgans Group LLC units from Morgans Hotel Group LLC. Please revise to discuss this aspect of the distribution or tell us why you have omitted it from the prospectus. Also, please provide to us a copy of the Participation Agreements referenced in Section 1.2(b)(i) of the Formation and Structuring Agreement.

        The Company has asked us to advise the Staff supplementally that the section entitled "Formation and Structuring Transactions" on page 37 of Amendment No. 2 has been revised to clarify that, in addition to NorthStar and RSA Associates, there are other Morgans Hotel Group Investors, including persons who have contractual participation rights (namely Michael Overington and Anda Andrei), who will receive less than 1% of the Morgans Group LLC membership units distributed by Morgans Hotel Group LLC. For the supplemental information of the Staff, there is a third member in Morgans Hotel Group LLC (namely Century Operating Associates), which is not affiliated with the Company or any of the related persons described under "Formation and Structuring Transactions" and which is expected to receive a de minimis distribution of Morgans Group LLC membership units, if any. In addition, Michael Overington and Anda Andrei, who are parties to the Formation and Structuring Agreement, are not members in Morgans Hotel Group LLC, but have certain contractual participation rights with Morgans Hotel Group LLC. Neither person is affiliated with the Company or any of the related persons described under "Formation and Structuring Transactions" and neither is expected to receive more than a de minimis distribution of Morgans Group LLC membership units, if any. This discussion was previously omitted from the prospectus with a view to simplifying the discussion under this Section because of (i) the de minimis nature of the holdings, (ii) the fact that none of the parties are affiliated with the Company or the related persons and (iii) the fact that the distributions are being made in accordance with existing entitlements under agreements in place with Morgans Group LLC prior to the initial filing of the Registration Statement. For the further supplemental information of the Staff, the participation agreements with Overington and Andrei referred to in the Formation and Structuring Agreement are being supplementally provided to the Staff along with this letter.

9.
The last bullet point on page 37 states that NorthStar will distribute all of the shares of your common stock it receives to its partners. Please reconcile this statement with the disclosure on page 38, which states that NorthStar will sell shares of your common stock in the IPO and that NorthStar will own shares of your common stock after your IPO is completed.

        The Company has asked us to advise the Staff supplementally that the second to last bullet in the section entitled "Formation and Structuring Transactions" on page 38 of Amendment No. 2 has been made consistent with the first bullet describing the results of the Formation and Structuring Transactions on page 39 of Amendment No. 2 and that it respectfully notes that NorthStar will not be a selling stockholder and the cash received by NorthStar is from other sources disclosed in this section. In addition, even though NorthStar will distribute all of the shares of common stock it receives in the Formation and Structuring Transactions to its partners, the first bullet describing the results of the Formation and Structuring Transactions assumes that the $20 million of Morgans Group LLC membership units to be held by Morgans Hotel Group LLC following the offering are distributed and exchanged for common stock in order to show the maximum fully distributed ownership.

Accounting Treatment, page 40

10.
We note that you have included a section titled Accounting Treatment in your filing that discloses the accounting for the transfer of interests made by Morgans Hotel Group LLC to Morgans Group LLC. Please expand this disclosure to also address your basis in GAAP for the treatment of the contribution of MHG Management Company to Morgans Group LLC at fair value and not historical cost.

        The Company has asked us to advise the Staff supplementally that the section entitled "Formation and Structuring Transactions—Accounting Treatment" on page 41 of Amendment No. 2 has been revised to expand the disclosure to address the basis in GAAP for the treatment of the contribution of MHG Management Company to Morgans Group LLC at historical cost. Since the ownership of MHG

Management Company is in the same proportions before and after the transfer of interests, it has been accounted for as a transfer between entities under common control.

Use of Proceeds, page 41

11.
For debt incurred within one year, including as a result of your June refinancing, describe the use of the proceeds of the loan other than as short-term borrowings for working capital.

        The Company has asked us to advise the Staff supplementally that the section entitled "Use of Proceeds" on page 42 of Amendment No. 2 has been revised to state that the mezzanine loans and mortgage debt referred to in the first bullet were incurred in June 2005 to (i) refinance other mortgage debt and mezzanine loans, which bear interest at a weighted average rate of LIBOR (3.3% at June 30, 2005) plus a spread of 450 basis points, and (ii) make a distribution to Morgans Hotel Group LLC, the majority of which it used for the repayment of indebtedness. No distributions were made to Morgans Hotel Group LLC equity holders.

Management's Discussion and Analysis..., page 49

12.
Where relevant, please disclose the asset and nature of the 2004 impairment charged described in Note 2 to your financials.

        The Company has asked us to advise the Staff supplementally that the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Comparison of Year Ended December 31, 2004 To Year Ended December 31, 2003" on page 63 of Amendment No. 2 has been revised to discuss the 2004 impairment charge described in Note 2 to the Combined Financial Statements.

Liquidity and Capital Resources, page 65

13.
Please tell us why you consider the property tax abatement phase-out, beginning in 2008, to be a short-term liquidity item. Also, where relevant, please discuss in more detail the liabilities associated with the design fees described in Note 5 to your financials.

        The Company has asked us to advise the Staff supplementally that the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" on page 66 of Amendment No. 2 has been revised to discuss the property tax abatement phase-out as a long-term liquidity requirement, and to discuss the liability associated with the design fees payable.

Debt, page 67

14.
Please quantify the anticipated prepayment fees associated with the debt you intend to pay off with proceeds of this offering.

        The Company has asked us to advise the Staff supplementally that the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt" on page 69 of Amendment No. 2 has been revised to state that there are no prepayment fees associated with the portion of the debt that the Company intends to repay with the proceeds of the offering.

Our Business and Properties, page 73

15.
We note that you are pursuing a number of renovation and expansion projects. Where appropriate, please discuss the nature of those projects in more detail.

        The Company has asked us to advise the Staff supplementally that the section entitled "Our Business and Properties—Our Growth Strategy—Internal Growth—Targeted Renovations and

Expansions" on page 81 of Amendment No. 2 has been revised to discuss the nature of the renovation and expansion projects in more detail. For the supplemental information of the Staff, additional discussion of the Company's renovation and expansion projects is provided under the description of each hotel property on pages 85 to 95 of Amendment No. 2.

Competitive Advantages, page 75

16.
We note your responses to the twelfth and fourteenth bullet points contained in prior comment 36. Please include the information contained in these responses in your prospectus, where appropriate.

        The Company has asked us to advise the Staff supplementally that the section entitled "Our Business and Properties—Integration and Centralization Efforts" on page 97 of Amendment No. 2 has been revised to include the requested information.

Hudson, page 85

17.
We note your response to comment number 46. It appears that you are consolidating Hudson Leaseco LLC. Please tell us and revise to disclose your basis for consolidating Hudson Leaseco LLC.

        The Company has asked us to advise the Staff supplementally that the section entitled "Our Business and Properties—Individual Property Information—Hudson" on page 88 of Amendment No. 2 has been revised to disclose the Company's basis for consolidating Hudson Leaseco LLC.

18.
Please revise to explain in more detail the implications of Hudson being structured as a condominium. It is not clear how you own 100% of a condominium building. Also, please explain whether the ownership of SROs is different from ownership of the hotel rooms. Briefly discuss your plans with respect to the 21 vacant SROs. We note that you are required to maintain long-term SRO tenants, but it is not clear whether you intend to lease the vacant SROs to new tenants.

        In addition to the disclosure set forth in the section entitled "Our Business and Properties—Individual Property Information—Hudson" beginning on page 87 of Amendment No. 2, the Company has asked us to advise the Staff supplementally that:

  •
  The building that contains Hudson consists of 6 condominium units, 4 of which comprise Hudson and 96% of the building square footage and 2 of which comprise commercial and residential space owned by others and 4% of the building square footage;

  •
  There are no relevant implications of Hudson being structured as a condominium that are different from owning or leasing part of a building;

  •
  The ownership of the rooms that are SROs is not different in any relevant respect from the ownership of hotel rooms—other than the fact that the eligible individuals who occupy the SROs have the statutory right to continue to occupy these rooms as long as they remain eligible and pay their rent; and

  •
  The Company plans to convert vacant SRO rooms to hotel rooms over time. There is no obligation to maintain an SRO room once it has been vacated. The conversion is done over time because each room conversion requires renovation and converting rooms that are adjacent to or in the proximity of SRO rooms can be counterproductive to the guest experience based on the different use of the SRO rooms.

Mortgage and Other Indebtedness After This Offering, page 108

19.
We note that you intend to repay the mezzanine loans with offering proceeds. Please explain how you meet the conditions for prepayment.

        The Company has asked us to advise the Staff supplementally that the section entitled "Mortgage and Other Indebtedness Outstanding After This Offering" on page 111 of Amendment No. 2 has been revised to explain that the Company intends to satisfy all the conditions for prepayment of the mezzanine loans and prepayment of a portion of the mortgage notes prior to the time of the offering.

20.
We note from page 109 that Morgans Hotel Group London Limited is the party liable under your newly refinanced loan. Please tell us whether you are a guarantor of this loan. If so, and in light of this entity's history of debt service shortfalls and your predecessor's significant compensatory transfers, please tell us why it would not be appropriate to consider this obligation in your section on liquidity.

        The Company has asked us to advise the Staff supplementally that neither the Company nor any of the Company's wholly owned subsidiaries, including Royalton Europe Holdings LLC, the Company's joint venture partner in Morgans Hotel Group Europe Limited, is a guarantor of, or otherwise liable under, the loan to Morgans Hotel Group London Limited described under "Mortgage and Other Indebtedness Outstanding After This Offering" on page 112 of Amendment No. 2.

Certain Relationship and Related Party Transactions, page 115

Agreements with Ian Schrager, page 118

21.
On page 119, please disclose the bonus for which Mr. Schrager will be eligible in 2005.

        The Company has asked us to advise the Staff supplementally that the section entitled "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager—Consulting Agreement" on page 125 of Amendment No. 2 has been revised to include a reference to Mr. Schrager's expected 2005 bonus, with the amount to be filled in when determinable in early 2006.

Option Agreement, page 119

22.
Please file a copy of this option agreement as an exhibit to the registration statement.

        The Company has asked us to advise the Staff supplementally that the section entitled "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager—Option Agreement" on page 125 of Amendment No. 2 has been clarified to state that the option exercise right with respect to this offering expired when the Registration Statement was initially filed. Based on the facts set forth, the Company respectfully submits that the Option Agreement, which effectively provides for a cash payment from Morgans Hotel Group LLC to Ian Schrager, who will beneficially own less than 10% of the Company's common stock upon completion of this offering, is not necessary to be filed as an exhibit.

Joint Venture Agreements, page 119

23.
We note your response to prior comment 57. Please confirm that your affiliates hold no indirect interests in these entities.

        The Company has asked us to advise the Staff supplementally that no director, executive officer or five percent stockholder holds any interest in any of the joint ventures other than through the Company, including Philips South Beach LLC, other than possibly immaterial ownership of publicly traded securities in other entities that may indirectly own interests in these joint ventures.

Principal and Selling Stockholders, page 123

24.
Please identify the selling shareholders that are broker-dealers or are affiliated with broker-dealers. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

        The Company has asked us to advise the Staff supplementally that none of the expected selling stockholders are broker-dealers. The Company will receive selling stockholder questionnaires from each of the expected selling stockholders and if it is concluded that any of the expected selling stockholders are affiliated with broker-dealers based on responses to the questionnaires, the Company will identify them as such and, moreover, it will identify them as an underwriter in the section entitled "Underwriters" in the Registration Statement.

25.
We note that all of your selling shareholders—including any sellers that may be affiliated with broker-dealers—received their securities as part of the formation transaction. Please provide an analysis showing that the resale of these securities is not an indirect primary offering. Your analysis should address the following points:

•
whether the selling shareholder is affiliated with a broker-dealer;

•
how long the selling shareholders have held the securities,

•
the circumstances under which the selling shareholders received the securities,

•
the selling shareholders' relationship to the issuer,

•
the amount of securities involved,

•
whether the sellers are in the business of underwriting securities, and

•
whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

        The Company has asked us to advise the Staff supplementally that the Company does not believe that the secondary offering is an indirect primary offering for the following reasons:

  •
  the Company does not expect to have more than one selling stockholder that is affiliated with a broker-dealer (a general partner of one expected selling stockholder that is an investment fund may be affiliated with a broker-dealer);

  •
  the selling stockholders, who are partners in NorthStar Partnership, L.P. and who have been partners in NorthStar Partnership, L.P. for years are receiving the common stock to be sold in the secondary offering as a distribution from NorthStar Partnership, L.P. and will use substantially all of the proceeds received as a selling stockholder to repay indebtedness that they are assuming from NorthStar Partnership, L.P.—none of the proceeds are being transferred to the Company or are being used to satisfy Company obligations;

  •
  although the selling stockholders will include directors and officers of the Company (Messrs. Scheetz, Hamamoto and Gordon) and significant stockholders (RSA Associates and NorthStar Capital Investment Corp.), all selling stockholders will decide independently to participate in the secondary offering and will use the proceeds for "personal" purposes; and

  •
  the total amount of the secondary offering will not exceed $50 million.

        Based on these factors, considering all of the circumstances, the Company does not believe that any selling stockholder is acting as a conduit for the issuer and does not believe that the secondary offering represents an indirect primary offering.

26.   Assuming the resale of securities by broker-dealer affiliates is not an indirect primary offering, you must clearly state in your prospectus that:

  •
  the seller purchased in the ordinary course of business; and

  •
  at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        The Company has asked us to advise the Staff supplementally that none of the expected selling stockholders are broker-dealers. The Company will receive selling stockholder questionnaires from each of the expected selling stockholders and if it is concluded that any of the expected selling stockholders are affiliated with a broker-dealer based on responses to the questionnaires, the Company will add appropriate disclosure to the Registration Statement.

Description of Capital Stock

Super-Majority Approval Requirement, page 125

27.   Please identify the provisions subject to this requirement.

        The Company has asked us to advise the Staff supplementally that the section entitled "Description of Capital Stock—Anti-takeover Effects of our Certificate of Incorporation and By-laws—Super-Majority Approval Requirements" on page 132 of Amendment No. 2 has been revised to identify the specified provisions that require a 66 2/3% vote.

Underwriters

Directed Share Program, page 139

28.   Refer to the cover letter you intend to deliver along with the directed share program materials. Please make it clear that the offering of stock will be on behalf of both the company and selling shareholders.

        The Company has asked us to advise the Staff supplementally that the cover letter to be delivered with the directed share program materials has been revised to make it clear that both the Company and the selling shareholders will offer stock in the initial public offering. For the further supplemental information of the Staff, the Company has asked us to advise the Staff that it respectfully notes that the directed share program offering will be only on behalf of the Company.

29.   We note your disclosure that participants will be subject to lock-up agreements. This appears to conflict with the fourth bullet point on page 5 of your frequently asked questions, included in your directed share program materials, which states that shares may be sold at any time after purchase. Please advise or revise.

        The Company has asked us to advise the Staff supplementally that it has revised the disclosure in the section entitled "Underwriters—Directed Share Program" on page 146 of Amendment No. 2 to address the Staff's comment.

Combined Financial Statements

Note 4—Investments in and Advances to Unconsolidated Joint Ventures, page F-13

Paragraph 5(a) of FIN 46(R)

30.   You noted in your response to comment 73 that the total equity at risk of MHG Europe was sufficient to permit the venture to finance its activities without additional financial support, however the balance sheet for MHG Europe as of September 30, 2005 shows that the venture has received $17 million of additional loans from the joint venture partners. It appears that the additional fundings should be considered reconsideration events under paragraph 7 of FIN 46(R). Please address the additional findings in a more detailed response. Please tell us how much additional funding each joint venture partner has provided and whether or not joint venture partners are committed to continue funding. Please also provide us with the details of these commitments, if applicable.

        The Company has asked us to advise the Staff supplementally that at its inception, MHG Europe had, by design, sufficient equity and there was no requirement for the joint venture partners to provide additional funding or to guarantee debt. The $17 million of additional funding provided to MHG Europe relates primarily to declining profits after 2001, increased principal amortization on debt and increased interest expense due to default interest charged as a result of violations of certain loan covenants by MHG London. These additional funds were loaned evenly between both 50% joint venture partners in MHG Europe. The Company does not believe that these funds are considered reconsideration events under paragraph 7 of FIN 46(R) for the following reasons:

  •
  the entity's governing documents and contractual arrangements were unchanged;

  •
  equity investments were not returned to equity investors exposing other interests to expected losses;

  •
  no additional activities were undertaken; and

  •
  the entity did not receive additional equity investment at risk or curtail its activities.

        Upon completion of the recent refinancing, all loans were repaid to the equity investors. With the reductions in interest expense and principal amortization, future fundings by the equity investors are not expected. If future fundings are needed, however, it is the intention of both joint venture partners to loan the necessary funds in a manner consistent with past practice.

31.   You disclosed that MHG London, a wholly owned subsidiary of MHG Europe, was in technical violation of certain loan covenants and that it negotiated a waiver with the lender until March 31, 2005. The lender did not take action after that time, and MHG London subsequently refinanced the existing debt with a new lender. Please tell us if any guarantees were necessary in order to secure the new loan.

        The Company has asked us to advise the Staff supplementally that no guarantees were necessary in order to secure the new loan.

32.   Please tell us what fees were paid up front or over time to the joint venture partners by the entity and how you considered these fees when evaluating the entity under paragraph 5(a) of FIN 46(R).

        The Company has asked us to advise the Staff supplementally that the equity investment at risk has not been reduced for fees paid to the Company for management services. These management and chain service fees, of approximately $16 million since inception of the joint venture, are necessary to the operations of the hotels and are commensurate with the services provided (at market rates.)

Paragraph 5(b) of FIN 46(R)

33.   Please provide us with more details regarding your company's decision making ability pursuant to the management agreement between one of your subsidiaries and the joint venture. For reference, please see footnote 7 of paragraph 5(b) of FIN 46(R).

        The Company has asked us to advise the Staff supplementally that its decision making ability is limited to operating the hotels subject to the requirements of MHG Europe, our joint venture operating company, and in accordance with the annual budget. The decision making ability includes the following:

  •
  selecting and supervising personnel;

  •
  determining and implementing labor policies;

  •
  monitoring books and records;

  •
  performing necessary repairs;

  •
  negotiating service contracts subject to the joint venture operating company's approval;

  •
  purchasing supplies and equipment;

  •
  establishing pricing and credit terms; and

  •
  advertising and promoting the hotels.

        These activities do not provide the Company with a controlling interest since all activities are subject to the joint venture operating company's approval and major decisions such as establishing the annual budget and selling and financing the assets are made by the joint venture operating company.

Note 7—Commitments and Contingencies

Construction Settlement, page F-21

34.   In your response to comment number 79, you noted that you recorded the $10 million settlement amount in "property and equipment" in 2002. You disclosed in your filing that the settlement was for a construction related lawsuit. Please tell us the nature of the construction related lawsuit and your basis in GAAP for capitalizing this amount as part of "property and equipment."

        The Company has asked us to advise the Staff supplementally that the construction related lawsuit was comprised of a dispute with a general contractor over the cost of construction. The Company capitalized this settlement amount as part of property and equipment because it was directly related to the construction activities at the hotel.

Litigation, page F-22

35.   We note that you have added disclosure to your filing regarding litigation with MHG London, the entity that owns St. Martins Lane and Sanderson. You disclose that it is not possible to meaningfully quantify any potential liability given the current state of ongoing discussions with the Inland Revenue. In accordance with SFAS 5 please tell us and disclose if an unfavorable outcome is probable, reasonably possible or remote. See paragraphs 8-10 of SFAS 5.

        The Company has asked us to advise the Staff supplementally that Note 7 to the Consolidated Financial Statements on page F-23 of Amendment No. 2 has been revised to reflect the Company's belief that based on discussions with the Inland Revenue a material unfavorable outcome is remote.

Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

36.   Please revise to include an analysis of the exemption available for the issuance of Morgans Group LLC units to Morgans Hotel Group LLC in exchange for the initial properties.

        The Company has asked us to advise the Staff supplementally that since, as discussed above, no Morgans Group LLC membership units will be issued for the contribution of the initial interests from Morgans Hotel Group LLC to its wholly owned subsidiary, Morgans Group LLC, no disclosure has been added under "Item 15. Recent Sales of Unregistered Securities" on page II-2 of Amendment No. 2.

Exhibits

37.   Please file the indemnification agreement, described on page 122, as an exhibit to this registration statement.

        The Company has asked us to advise the Staff supplementally that the Indemnification Agreement referred to under "Certain Relationships and Related Party Transactions" has been added to the Exhibit Index and will be filed with a subsequent amendment to the Registration Statement.

38.   Refer to the draft legal opinion. Counsel's opinion effectively assumes that the securities will be duly issued. This assumption is not appropriate because counsel must opine on the validity of the issuance of the securities. Please provide a revised opinion that omits this assumption.

        The Company and Sullivan & Cromwell LLP have considered the Staff's comment and, although they do not feel that the words "duly issued and" represent an assumption that the securities will be duly issued, but a condition that needs to be satisfied to render the legal opinion, we have agreed that the word "duly" can be deleted. A revised draft of the opinion is furnished supplementally with this response letter.

        If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 558-4312. Questions on the accounting treatment may be directed to Richard Szymanski, Chief Financial Officer of Morgans Hotel Group Co., at (212) 277-4188.

Very truly yours,
/s/ ROBERT W. DOWNES
Robert W. Downes

(Enclosure)

cc:
Karen J. Garnett
Jessica Barberich
Daniel Gordon
(Securities and Exchange Commission)

Marc Gordon
Richard Szymanski
(Morgans Hotel Group Co.)

Stuart Eisenberg
(BDO Seidman, LLP)

Andrew J. Pitts
(Cravath, Swaine & Moore LLP)

PARTICIPATION AGREEMENT

        This PARTICIPATION AGREEMENT (this "Agreement"), dated as of December 15, 1999, by and between Anda Andrei ("Participant") and Ian Schrager Hotels LLC (the "Company").

        WHEREAS:

        A.    Participant is currently employed as a Vice President of the Company and as a Vice President of Ian Schrager Hotel Management LLC ("ISHM"), a wholly-owned subsidiary of the Company.

        B.    Subject to the terms and conditions contained herein, the Company desires to grant to Participant a participation interest in the Company.

        NOW THEREFORE, the parties hereto agree as follows:

        1.    Definitions.    Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Operating Agreement. References to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement and references to a "Section" or "Paragraph" are, unless otherwise specified, to a Section or Paragraph of this Agreement. In addition, as used in this Agreement, the following terms shall have the following meanings:

        "Cause" shall have the meaning assigned to such term in the Employment Agreement.

        "Company Successor" means any successor to all or substantially all of the business and operations of the Company, whether by way of merger, asset or membership interest purchase, initial public offering or otherwise.

        "Control" shall, except as provided in Section 11(f) have the meaning assigned to such term in the Operating Agreement.

        "Disability" shall have the meaning assigned to such term in the Employment Agreement.

        "Employer" means, collectively, the Company and ISHM, and the permitted successors and assigns of such Persons in accordance with the terms of the Employment Agreement.

        "Employment Agreement" means that certain Employment Agreement, dated as of the date hereof, by and between Participant and Employer.

        "Forfeited Amount" means the Specified Percentage of the Participation Interest that Participant forfeits to the Company if the Termination Date occurs on or prior to September 30, 2004.

        "Good Reason" shall have the meaning assigned to such term in the Employment Agreement.

        "Loan Agreement" means that certain Loan Agreement, dated as of the date hereof, by and between Participant and the Company.

        "Operating Agreement" means the Second Amended and Restated Limited Liability Company Operating Agreement of Ian Schrager Hotels LLC, dated as of November 9, 1999.

        "Option Agreement" that certain Option Agreement, dated as of the date hereof, by and between Participant and the Company, pursuant to which the Company has granted to Participant the right to acquire certain participation interests in the Company.

        "Participant Additional Base Interest" has the meaning provided in Section 2(b).

        "Participant Base Interest" means, collectively, the Participant Initial Base Interest and the Participant Additional Base Interest.

        "Participant Carried Interest" has the meaning provided in Section 2(c).

        "Participant Initial Base Interest" has the meaning provided in Section 2(a).

        "Participation Interest" means, collectively, the Participant Base Interest and the Participant Carried Interest.

        "Permitted Company Assignee" means (a) the Company or any Company Successor, (b) ISHM, so long as (i) ISHM is majority owned or Controlled by the Company or is under common direct or indirect Control with the Company, (ii) Ian Schrager is actively involved in the business and operations of ISHM or (iii) ISHM continues to develop, manage or lease a significant number of the hotel properties which are owned by ISHM or any Company Successor and their respective subsidiaries from time to time or (c) any other Person which is engaged in the business of developing, owning, leasing or managing hotels (i) of which Ian Schrager is actively involved in the business and operations (but only for so long as he is actively involved in such business and operations), (ii) which develops, manages or leases a significant number of the hotel properties which are owned by the Company and its subsidiaries from time to time or (iii) which owns a significant number of hotel properties formerly owned by the Company or its subsidiaries.

        "Person" shall have the meaning assigned to such term in the Operating Agreement.

        "Pledge Agreement" means that certain Pledge Agreement, dated as of the date hereof, given by Participant in favor of the Company, securing Participant's obligations under the Loan Agreement.

        "RSA" means RSA Associates, L.P., formerly known as MHG Associates, L.P., and any successor to all or a portion of its Interest.

        "Specified Percentage" shall mean the specified percentage described below applicable to Participant's Termination Date:

Participant's Termination Date	Specified Percentage
Prior to October 1, 2000	100%
On or after October 1, 2000, but prior to October 1, 2001	80%
On or after October 1, 2001, but prior to October 1, 2002	60%
On or after October 1, 2002, but prior to October 1, 2003	40%
On or after October 1, 2003, but prior to September 30, 2004	20%
On or after September 20, 2004	0%

        "Termination Date" shall mean the date on which Participant's employment with Employer is terminated, either by Employer or Participant for any reason.

        "Transfer" shall have the meaning assigned to such term in the Operating Agreement.

        2.    Participation Interest.    Subject to the terms and conditions described herein, the Company hereby grants to Participant the following participation interest in the Company:

          (a)   2.5% of the total distributions that RSA would receive following October 1, 1999, based on the aggregate distributions made by the Company from and after such date, pursuant to Section 7.1(c)(i) of the Operating Agreement, (i) assuming that the provisions of Section 7.1(b) of the Operating Agreement were not in effect (i.e., RSA did not receive any distributions pursuant to Section 7.1(b)(i) of the Operating Agreement and the members of the Company other than RSA did not receive catch-up distributions pursuant to Section 7.1(b)(iii) of the Operating Agreement), and (ii) after RSA has received from the Company a return of all Unreturned Capital Contributions outstanding from time to time (the "Participant Initial Base Interest"), without duplication for amounts applied in calculating distributions to Participant under the other provisions of this Section 2;

          (b)   2.5% of the total distributions that RSA would receive following October 1, 1999, based on the aggregate distributions made by the Company from and after such date, pursuant to

2

  Sections 7.1(c)(ii)(B), 7.1(c)(iii)(B), 7.1(d)(i), 7.1(d)(ii)(B), 7.1(d)(iii)(B), 7.1(e)(i), 7.1(e)(ii)(B) and 7.1(e)(iii)(B) of the Operating Agreement, (i) assuming that the provisions of Section 7.1(b) of the Operating Agreement were not in effect (i.e., RSA did not receive any distributions pursuant to Section 7.1(b)(i) of the Operating Agreement and the members of the Company other than RSA did not receive catch-up distributions pursuant to Section 7.1(b)(iii) of the Operating Agreement), and (ii) based on an aggregate capital contribution by RSA to the Company of $25,000,000 (the "Participant Additional Base Interest"), without duplication for amounts applied in calculating distributions to Participant under the other provisions of this Section 2; and

          (c)   2.5% of the total distributions that RSA would receive following October 1, 1999, based on the aggregate distributions made by the Company from and after such date, pursuant to Sections 7.1(c)(ii)(A), 7.1(c)(iii)(A), 7.1(d)(ii)(A), 7.1(d)(iii)(A), 7.1(e)(ii)(A) and 7.1(e)(iii)(A) of the Operating Agreement, assuming that the provisions of Section 7.1(b) of the Operating Agreement were not in effect (i.e., RSA did not receive any distributions pursuant to Section 7.1(b)(i) of the Operating Agreement and the members of the Company other than RSA did not receive catch-up distributions pursuant to Section 7.1(b)(iii) of the Operating Agreement) (the "Participant Carried Interest"), without duplication for amounts applied in calculating distributions to Participant under the other provisions of this Section 2.

        3.    Tax Allocations.    Participant shall be allocated its respective share of all Profits and Losses of the Company as though the Participation Interest was a membership interest in the Company. Participant will receive a K-1 report with respect to its Participation Interest in the Company for 1999 and each subsequent calendar year that this Agreement is in effect.

        4.    Intentionally Omitted.

        5.    Additional Capital Contributions.    If, following the date hereof, RSA or any other Affiliate of Ian Schrager contributes additional capital to the Company, such contribution shall not be included in calculating the Participation Interest of Participant.

        6.    Modification of or Exchange of Company Interests by Schrager Affiliates.    If and to the extent that RSA amends or modifies the terms of any Interest that RSA owns in the Company or any Company Successor, or exchanges all or a portion of such Interest for a different class or type of interest in the Company or any Company Successor, the Participation Interest shall be amended, modified or exchanged by the Company (or a Company Successor) in a similar manner (whether prior to or following the Termination Date), so that, after giving effect to such modification or exchange, Participant shall have an interest equal to 2.5% of RSA's new interest in the Company (or a Company Successor) less (a) amounts attributable to Unreturned Capital Contributions of RSA and (b) amounts attributable to additional capital contributions made to the Company by RSA or any other Affiliate of Ian Schrager from and after the date hereof, but in all cases such amended, modified or exchanged interest shall be subject to the forfeiture provisions of Section 7, provided that, to the extent such Interest of RSA is owned by an acquiror which is not an Affiliate of Ian Schrager, any such modification (which is different than the amendment or modification of any Interest RSA owns, provided RSA owns an Interest, or, if it owns none, in all cases) shall not reduce in any manner Participant's Interest and, provided further, to the extent that RSA or Participant had previously Transferred any portion of their respective interests in the Company in a disproportionate manner, such prior Transfers shall be reflected in calculating Participant's new interest in the Company (or a Company Successor). Participant hereby agrees that such amendment, modification or exchange may be made unilaterally by the Company, without the consent of Participant (but with notice to Participant), and, absent manifest error, shall be binding upon Participant. For example, if RSA exchanged RSA's Carried Interest for 1,000,000 options to purchase Common Units in the Company at a price of S2 per Common Unit (and RSA had not previously Transferred any portion of RSA's Carried Interest and Participant had not previously Transferred any of the Participant Carried Interest), the Participant

3

Carried Interest would be exchanged for 25,000 options to purchase Common Units in the Company at a price of $2 per Common Unit, subject to adjustment as a result of distributions RSA received pursuant to Section 7.1(b)(i) of the Operating Agreement.

        7.    Forfeiture of Participation Interest.

          (a)   Resignation of Employment by Participant.    If Participant shall terminate (or be deemed to have terminated) Participant's employment with Employer, other than (A) for Good Reason or (B) as a result of the death or Disability of Participant, Participant shall forfeit to the Company the Specified Percentage of her Participation Interest as of the Termination Date, provided, that any cash distributions made by the Company to Participant prior to the Termination Date shall not be subject to forfeiture on the Termination Date. For example, if Participant's Termination Date is November 1, 2002 and Participant has terminated her employment with the Company on such date other than for Good Reason, then Participant's Forfeited Amount would be 40% of her Participation Interest, but Participant would not forfeit any cash distributions received from the Company prior to the Termination Date.

          (b)   Termination By Employer For Cause.    If Participant's employment with Employer is terminated for Cause, Participant shall forfeit to the Company the Specified Percentage of her Participation Interest as of the Termination Date, provided, that any cash distributions made by the Company to Participant prior to the Termination Date shall not be subject to forfeiture on the Termination Date.

          (c)   Termination By Employer Other Than For Cause.    If Participant's employment with Employer is terminated (A) by Employer other than for Cause, (B) by Participant for Good Reason or (C) as a result of Participant's death or Disability, no portion of the Participation Interest or any cash distributions made to Participant prior to the Termination Date shall be subject to forfeiture.

          (d)   Assignment of Employment Contract.    Notwithstanding anything to the contrary contained herein, if, at any time during the term of the Employment Agreement, Participant's Employment Agreement is assigned to an entity which is not a Permitted Company Assignee or ISHM is no longer a Permitted Company Assignee, and the Company elects to have Participant continue to work for ISHM (such event, a "Non-Permitted Assignment of Employment Agreement"), following such time, the Participation Interest shall not be subject to forfeiture for any reason.

        8.    Right to Sell Participation Interest.

          (a)   If RSA proposes in a single transaction or a series of related transactions to Transfer all or a portion of the Base Interest or Carried Interest held by RSA from time to time, to any other Person (it being understood that, for purposes of this Section 8 and Section 6, the term "Transfer" shall not include a Transfer in connection with a bona fide pledge, collateral assignment or similar Transfer to a third party lender), RSA shall provide written notice thereof to Participant (a "Sale Notice") disclosing the identity of the proposed transferee, the amount and percentage of its Base Interest or Carried Interest proposed to be Transferred and the consideration payable to the transferee. Participant shall have the right, but not the obligation, to Transfer, concurrently with the Transfer by RSA, a ratable share of the Participation Interest, up to the amount of the Participation Interest which on the date of the Sale Notice is no longer subject to forfeiture (and a ratable share of any additional participation interest in the Company acquired by Participant pursuant to the Option Agreement), and is of the same class of interest as RSA is Transferring (e.g., if RSA is Transferring 50% of its Base Interest, Participant may elect to Transfer up to 50% of the portion of the Participant Base Interest, up to the amount of the Participation Interest not subject to forfeiture pursuant to Section 7 hereof on the date of the Sale Notice (and a ratable share of any additional participation interest in the Company acquired by Participant pursuant to

4

  the Option Agreement), and if RSA is Transferring 50% of the Carried Interest, Participant may elect to Transfer up to 50% of the portion of the Participant Carried Interest, up to the percentage of the Participation Interest not subject to forfeiture pursuant to Section 7 hereof) and on the same terms, including the same proportionate valuation and receipt of the same proportionate consideration (the "Participant Tag-Along Right"), by written notice (the "Exercise Notice") of the exercise of the Participant Tag-Along Right to RSA within fifteen (15) days after its receipt of the Sale Notice. In the event that Participant fails to send RSA an Exercise Notice within fifteen (15) days after its receipt of the Sale Notice, Participant will be deemed to have elected not to exercise the Participant Tag-Along Right with respect to such Transfer. RSA is separately executing this Agreement to confirm to Participant its obligations under this Section 8.

          (b)   In the event that Participant exercises its Participant Tag-Along Right, from and after its receipt of the Tag-Along Exercise Notice, RSA shall keep Participant fully informed as to the status of RSA's negotiations and all material terms relating to such Transfer. If there is a reduction in the amount of consideration payable to Participant or change in the method of payment of such consideration (e.g., instead of cash, Participant will be paid in marketable securities) after its delivery of a Participant Tag-Along Exercise Notice, RSA shall be obligated to deliver notice thereof to Participant and Participant shall have five (5) Business Days following delivery of such notice to withdraw the Exercise Notice, on written notice to RSA, and failure to withdraw such notice within such period shall be deemed a waiver of Participant's rights under this sentence. Further, if Participant exercises the Participant Tag-Along Right, RSA shall attempt to have all of the interests proposed to be Transferred by RSA, Participant and any other Participant who has tag-along rights included in such Transfer; provided, however, that if the purchaser is unwilling to purchase all of the interests proposed to be Transferred, the portion of the Participation Interest to be sold or contributed by Participant will be sold pro rata in proportion to the interest being sold by RSA. The closing thereof shall occur at a date specified in writing by RSA to Participant, and at the closing (i) Participant shall pay its ratable share of any transfer, gains or similar taxes arising out of such transaction (provided RSA pays its ratable share of such taxes), (ii) the Participation Interest shall be free and clear of any liens, encumbrances or any interests of any other Person and (iii) Participant shall execute any and all documents required to fully transfer good and clear title to the Participation Interest being transferred, and any other documentation reasonably required by the transferee. RSA shall have no liability whatsoever to Participant if the transaction set forth in a Sale Notice does not close.

          (c)   Notwithstanding the provisions of Sections 7 and 8(a), upon the Transfer by both NorthStar Hospitality LLC and RSA of in excess of 90% of each of their respective current Interests in the Company (a "Sale of the Company"), (i) RSA shall be required to offer to Participant a tag-along right, in accordance with Section 8(a), with respect to the entire Participation Interest then outstanding, (ii) Participant's distributable share of any cash or publicly-traded securities in connection with a Sale of the Company, shall not be subject to forfeiture and (iii) any securities, interest in another Person or other consideration distributable to Participant with respect to the Participation Interest in connection with such Sale of the Company, except for cash or publicly-traded securities, shall remain subject to forfeiture in accordance with Section 7 as though such securities, interest in another Person or other consideration were still a Participation Interest for purposes of applying the forfeiture provisions of Section 7. If a transaction occurs in accordance with Section 6, which is not a Sale of the Company, where the Participation Interest is modified or exchanged in any manner, Participant shall be fully vested in Participant's ratable share of any cash attributable to such modification or exchange.

          (d)   In connection with Participant's exercise of the Participant Tag-Along Right, in addition to the forfeiture provisions of Section 7, if still applicable, to the extent that Participant receives any securities or other interests, such securities or interests shall be subject to the same restrictions on Transfer applicable to RSA.

5

          (e)   All consideration payable to Participant in connection with a Transfer of its Participation Interest shall be applied in repayment of any amounts outstanding under the Loan Agreement.

        9.    Status of Participant.    Participant acknowledges and agrees he is not a member of the Company and has none of the rights of members of the Company provided in the Operating Agreement or by law.

        10.    No Representations.    Participant acknowledges and agrees that no representations or warranties have been made to him by the Company, its managers and officers or any other Person regarding the financial condition of the Company and the potential profitability thereof, the tax treatment of Participant's interest or the tax effect of any transactions in which the Company may engage, or regarding any other matter whatsoever pertaining to this Agreement, the Company or its business.

        11.    Miscellaneous.

          (a)    Entire Agreement.    This Agreement sets forth the entire agreement between the parties with respect to its subject matter and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them and neither party shall be bound by any term or condition other than as expressly set forth or provided for in this Agreement. This Agreement may not be changed or modified except by an agreement in writing, signed by the parties hereto.

          (b)    Withholding.    The Company shall make such deductions and withhold such amounts from each distribution made to Participant hereunder as may be required from time to time by law, governmental regulation or order.

          (c)    Waiver.    The failure of either party to this Agreement to enforce any of its terms, provisions or covenants shall not be construed as a waiver of the same or of the right of such party to enforce the same. Waiver by either party hereto of any breach or default by the other party of any term or provision of this Agreement shall not operate as a waiver of any other breach or default.

          (d)    Severability.    In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of the Agreement shall not in any way be affected or impaired thereby.

          (e)    Notices.    Any notice given hereunder shall be in writing and shall be deemed to have been given when delivered by messenger or courier service (against appropriate receipt), or mailed by registered or certified mail (return receipt requested), addressed as follows:

If to the Company:	IAN SCHRAGER HOTELS, LLC 475 Tenth Avenue New York, NY 10018 Attn.: Ian Schrager
With copies to:	NORTHSTAR CAPITAL INVESTMENT CORP. 527 Madison Avenue New York, 10022 Attn.: W. Edward Scheetz David T. Hamamoto
and

6

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 919 Third Avenue New York, 10022 Attn.: Benjamin F. Needell, Esq.
If to Participant:	ANDA ANDREI 249 West 29th Street 12th Floor New York, NY 10001
With a Copy to:	PROSKAUER ROSE LLP 1585 Broadway New York, NY 10036 Attn.: Michael S. Sirkin, Esq.

  or at such other address as shall be indicated to either party in writing. Notice of change of address shall be effective only upon receipt.

          (f)    Assignment.    The Company shall have the right to assign its rights and obligations under thus Agreement to any Company Successor. To the extent that any such assignment is made by the Company, any references herein to the Company shall be deemed references to such Company Successor. This Agreement is personal to Participant, and Participant may not assign his or her rights and obligations under this Agreement to any other Person, provided, that Participant, in connection with her bona-fide estate planning activities, may Transfer all or a portion of the Participation Interest solely to a partnership or limited liability company (a "Family Limited Partnership") which is, at all times while Participant is alive and not disabled, under the sole and exclusive Control of Participant and Participant may Transfer direct and indirect interests in such Family Limited Partnership to (i) members of Participant's immediate family or (ii) a trust for the benefit of Participant or members of Participant's immediate family (but shall not directly or indirectly assign any interest in such Family Limited Partnership to any other Person), provided, the Participation Interest shall remain subject to (x) the forfeiture provisions contained herein, and (y) the terms of the Loan Agreement and the Pledge Agreement. Participant shall provide the Company at least ten (10) days' prior written notice of any Transfer of the Participation Interest to a Family Limited Partnership, and Participant shall cause such Family Limited Partnership to execute and record any financing statements required and provided by the Company to continue to maintain a perfected security interest in the Participation Interest pursuant to the Pledge Agreement. Solely for purposes of this Section 11(f), the term "Control" shall mean the power to direct the management of a Family Limited Partnership, either as a general partner or managing member, without requiring the consent of any other Person.

          (g)    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to New York conflict of law rules.

          (h)    Dispute Resolution.    Subject to the last sentence of this Paragraph 11(h), any dispute, controversy or claim arising between the parties relating to this Agreement (whether such dispute arises under any federal, state or local statute or regulation, or at common law), shall be resolved by final and binding arbitration before a single arbitrator, selected by the American Arbitration Association ("AAA") in accordance with its rules pertaining at the time the dispute arises, within twenty (20) days following delivery of a notice of intention to arbitrate. The hearing shall be held no later than forty-five (45) days following the commencement of the arbitration. The award shall be rendered no later than thirty (30) days following the close of the hearing. At the request of either party, all time periods specified in the rules of the AAA shall be accelerated by the arbitrator to the extent necessary to comply with the timetables specified herein. In such arbitration proceedings, arbitrator shall have the discretion, to be exercised in accordance with

7

  applicable law, to allocate among the parties the arbitrator's fees, tribunal and other administrative and litigation costs and, to the prevailing party, attorneys' fees. The award of the arbitrator may be confirmed before and entered as a judgment of any court having jurisdiction over the parties. The provisions of this paragraph 11(h) shall not apply with respect to any application made by any party hereto for injunctive relief under this Agreement or any claim by the Company to enforce its rights under any Note.

          (i)    Descriptive Headings.    The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

          (j)    Counterparts.    This Agreement may be executed in one or more counterparts, which, together, shall constitute one in the same agreement.

8

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written

/s/ ANDA ANDREI Anda Andrei
IAN SCHRAGER HOTELS LLC
By:	/s/ IAN SCHRAGER Ian Schrager Chief Executive Officer
Solely to Confirm the Provisions of Section 8 Hereof:
RSA ASSOCIATES, L.P.
By:	RSA GP CORP.
	By:	/s/ IAN SCHRAGER Ian Schrager President

9

PARTICIPATION AGREEMENT

        This PARTICIPATION AGREEMENT (this "Agreement"), dated as of December 15, 1999, by and between Michael Overington ("Participant") and Ian Schrager Hotels LLC (the "Company").

        WHEREAS:

        A.    Participant is currently employed as a Vice President and Secretary of the Company and as the President of Ian Schrager Hotel Management LLC ("ISHM"), a wholly-owned subsidiary of the Company.

        B.    Subject to the terms and conditions contained herein, the Company desires to grant to Participant a participation interest in the Company.

        NOW THEREFORE, the parties hereto agree as follows:

        1.    Definitions.    Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Operating Agreement. References to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement and references to a "Section" or "Paragraph" are, unless otherwise specified, to a Section or Paragraph of this Agreement. In addition, as used in this Agreement, the following terms shall have the following meanings:

        "Cause" shall have the meaning assigned to such term in, the Employment Agreement.

        "Company Successor" means any successor to all or substantially all of the business and operations of the Company, whether by way of merger, asset or membership interest purchase, initial public offering or otherwise.

        "Control" shall, except as provided in Section 11(f) have the meaning assigned to such term in the Operating Agreement.

        "Disability" shall have the meaning assigned to such term in the Employment Agreement.

        "Employer" means, collectively, the Company and ISHM, and the permitted successors and assigns of such Persons in accordance with the terms of the Employment Agreement.

        "Employment Agreement" means that certain Employment Agreement, dated as of the date hereof, by and between Participant and Employer.

        "Forfeited Amount" means the Specified Percentage of the Participation Interest that Participant forfeits to the Company if the Termination Date occurs on or prior to September 30, 2004.

        "Good Reason" shall have the meaning assigned to such term in the Employment Agreement.

        "Loan Agreement" means that certain Loan Agreement, dated as of the date hereof, by and between Participant and the Company.

        "Operating Agreement" means the Second Amended and Restated Limited Liability Company Operating Agreement of Ian Schrager Hotels LLC, dated as of November 9, 1999.

        "Option Agreement" means that certain Option Agreement, dated as of the date hereof, by and between Participant and the Company, pursuant to which the Company has granted to Participant the right to acquire certain participation interests in the Company.

        "Participant Additional Base Interest" has the meaning provided in Section 2(b).

        "Participant Base Interest" means, collectively, the Participant Initial Base Interest and the Participant Additional Base Interest.

        "Participant Carried Interest" has the meaning provided in Section 2(c).

        "Participant Initial Base Interest" has the meaning provided in Section 2(a).

        "Participation Interest" means, collectively, the Participant Base Interest and the Participant Carried Interest.

        "Permitted Company Assignee" means (a) the Company or any Company Successor, (b) ISHM, so long as (i) ISHM is majority owned or Controlled by the Company or is under common direct or indirect Control with the Company, (ii) Ian Schrager is actively involved in the business and operations of ISHM or (iii) ISHM continues to develop, manage or lease a significant number of the hotel properties which are owned by ISH or any Company Successor and their respective subsidiaries from time to time or (c) any other Person which is engaged in the business of developing, owning, leasing or managing hotels (i) of which Ian Schrager is actively involved in the business and operations (but only for so long as he is actively involved in such business and operations), (ii) which develops, manages or leases a significant number of the hotel properties which are owned by the Company and its subsidiaries from time to time or (iii) which owns a significant number of hotel properties formerly owned by the Company or its subsidiaries.

        "Person" shall have the meaning assigned to such term in the Operating Agreement.

        "Pledge Agreement" means that certain Pledge Agreement, dated as of the date hereof, given by Participant in favor of the Company, securing Participant's obligations under the Loan Agreement.

        "RSA" means RSA Associates, L.P., formerly known as MHG Associates, L.P., and any successor to all or a portion of its Interest.

        "Specified Percentage" shall mean the specified percentage, described below applicable to Participant's Termination Date:

Participant's Termination Date	Specified Percentage

Prior to October 1, 2000	100%
On or after October 1, 2000, but prior to October 1, 2001	80%
On or after October 1, 2001, but prior to October 1, 2002	60%
On or after October 1, 2002, but prior to October 1, 2003	40%
On or after October 1, 2003, but prior to September 30, 2004	20%
On or after September 30, 2004	0%

        "Termination Date" shall mean the date on which Participant's employment with Employer is terminated, either by Employer or Participant for any reason.

        "Transfer" shall have the meaning assigned to such term in the operating Agreement.

        2.    Participation Interest.    Subject to the terms and conditions described herein, the Company hereby grants to Participant the following participation interest in the Company:

          (a)   5% of the total distributions that RSA would receive following October 1, 1999, based on the aggregate distributions made by the Company from and after such date, pursuant to Section 7.1(c)(i) of the Operating Agreement, (i) assuming that the provisions of Section 7.1(b) of the Operating Agreement were not in effect (i.e., RSA did not receive any distributions pursuant to Section 7.1(b)(i) of the Operating Agreement and the members of the Company other than RSA did not receive catch-up distributions pursuant to Section 7.1(b)(iii) of the Operating Agreement), and (ii) after RSA has received from the Company a return of all Unreturned Capital Contributions outstanding from time to time (the "Participant Initial Base Interest"), without duplication for amounts applied in calculating distributions to Participant under the other provisions of this Section 2;

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          (b)   5% of the total distributions that RSA would receive following October 1, 1999, based on the aggregate distributions made by the Company from and after such date, pursuant to Sections 7.1(c)(ii)(B), 7.1(c)(iii)(B), 7.1(d)(i), 7.1(d)(ii)(B), 7.1(d)(iii)(B), 7.1(e)(i), 7.1(e)(ii)(B) and 7.1(e)(iii)(B) of the Operating Agreement, (i) assuming that the provisions of Section 7.1(b) of the Operating Agreement were not in effect (i.e., RSA did not receive any distributions pursuant to Section 7.1(b)(i) of the Operating Agreement and the members of the Company other than RSA did not receive catch-up distributions pursuant to Section 7.1(b)(iii) of the Operating Agreement), and (ii) based on an aggregate capital contribution by RSA to the Company of $25,000,000 (the "Participant Additional Base Interest"), without duplication for amounts applied in calculating distributions to Participant under the other provisions of this Section 2; and

          (c)   5% of the total distributions that RSA would receive following October 1, 1999, based on the aggregate distributions made by the Company from and after such date, pursuant to Sections 7.1(c)(ii)(A), 7.1(c)(iii)(A), 7.1(d)(ii)(A), 7.1(d)(iii)(A), 7.1(e)(ii)(A) and 7.1(e)(iii)(A) of the Operating Agreement, assuming that the provisions of Section 7.1(b) of the Operating Agreement were not in effect (i.e., RSA did not receive any distributions pursuant to Section 7.1(b)(i) of the Operating Agreement and the members of the Company other than RSA did not receive catch-up distributions pursuant to Section 7.1(b)(iii) of the Operating Agreement) (the "Participant Carried Interest"), without duplication for amounts applied in calculating distributions to Participant under the other provisions of this Section 2.

        3.    Tax Allocations.    Participant shall be allocated its respective share of all Profits and Losses of the Company as though the Participation Interest was a membership interest in the Company. Participant will receive a K-1 report with respect to its Participation Interest in the Company for 1999 and each subsequent calendar year that this Agreement is in effect.

        4.    Intentionally Omitted.

        5.    Additional Capital Contributions.    If, following the date hereof, RSA or any other Affiliate of Ian Schrager contributes additional capital to the Company, such contribution shall not be included, in calculating the Participation Interest of Participant.

        6.    Modification of or Exchange of Company Interests by Schrager Affiliates.    If and to the extent that RSA amends or modifies the terms of any Interest that RSA owns in the Company or any Company Successor, or exchanges all or a portion of such Interest for a different class or type of interest in the Company or any Company Successor, the Participation Interest shall be amended, modified or exchanged by the Company (or a Company Successor) in a similar manner (whether prior to or following the Termination Date), so that, after giving effect to such modification or exchange, Participant shall have an interest equal to 5% of RSA's new interest in the Company (or a Company Successor) less (a) amounts attributable to Unreturned Capital Contributions of RSA and (b) amounts attributable to additional capital contributions made to the Company by RSA or any other Affiliate of Ian Schrager from and after the date hereof, but in all cases such amended, modified or exchanged interest shall be subject to the forfeiture provisions of Section 7, provided that, to the extent such Interest of RSA is owned by an acquiror which is not an Affiliate of Ian Schrager, any such modification (which is different than the amendment or modification of any Interest RSA owns, provided RSA owns an Interest, or, if it owns none, in all cases) shall not reduce in any manner Participant's Interest and, provided further, to the extent that RSA or Participant had previously Transferred any portion of their respective interests in the Company in a disproportionate manner, such prior Transfers shall be reflected in calculating Participant's new interest in the Company (or a Company Successor). Participant hereby agrees that such amendment, modification or exchange may be made unilaterally by the Company, without the consent of Participant (but with notice to Participant), and, absent manifest error, shall be binding upon Participant. For example, if RSA exchanged RSA's Carried Interest for 1,000,000 options to purchase Common Units in the Company at a price of $2 per

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Common Unit (and RSA had not previously Transferred any portion of RSA's Carried Interest and Participant had not previously Transferred any of the Participant Carried Interest), the Participant Carried Interest would be exchanged for 50,000 options to purchase Common Units in the Company at a price of $2 per Common Unit, subject to adjustment as a result of distributions RSA received pursuant to Section 7.1(b)(i) of the Operating Agreement.

        7.    Forfeiture of Participation Interest.

          (a)    Resignation of Employment by Participant.    If Participant shall terminate (or be deemed to have terminated) Participant's employment with Employer, other than (A) for Good Reason or (B) as a result of the death or Disability of Participant, Participant shall forfeit to the Company the Specified Percentage of his Participation Interest as of the Termination Date, provided, that any cash distributions made by the Company to Participant prior to the Termination Date shall not be subject to forfeiture on the Termination Date. For example, if Participant's Termination Date is November 1, 2002 and Participant has terminated his employment with the Company on such date other than for Good Reason, then Participant's Forfeited Amount would be 40% of his Participation Interest, but Participant would not forfeit any cash distributions received from the Company prior to the Termination Date.

          (b)    Termination By Employer For Cause.    If Participant's employment with Employer is terminated for Cause, Participant shall forfeit to the Company the Specified Percentage of his Participation Interest as of the Termination Date, provided, that any cash distributions made by the Company to Participant prior to the Termination Date shall not be subject to forfeiture on the Termination Date.

          (c)    Termination By Employer Other Than For Cause.    If Participant's employment with Employer is terminated (A) by Employer other than for Cause, (B) by Participant for Good Reason or (C) as a result of Participant's death or Disability, no portion of the Participation Interest or any cash distributions made to Participant prior to the Termination Date shall be subject to forfeiture.

          (d)    Assignment of Employer Contract.    Notwithstanding anything to the contrary contained herein, if, at any time during the term of the Employment Agreement. Participant's Employment Agreement is assigned to an entity which is not a Permitted Company Assignee or ISHM is, no longer a Permitted Company Assignee, and the Company elects to have Participant continue to work for ISIiM (such event, a "Non-Permitted Assignment of Employment Agreement"), following such time, the Participation Interest shall not be subject to forfeiture for any reason.

        8.    Right to Sell Participation Interest.

          (a)   If RSA proposes in a single transaction or a series of related transactions to Transfer all or a portion of the Base Interest or Carried Interest held by RSA from time to time, to any other Person (it being understood that, for purposes of this Section 8 and Section 6, the term "Transfer" shall not include a Transfer in connection with a bona fide pledge, collateral assignment or similar Transfer to a third party lender), RSA shall provide written notice thereof to Participant (a "Sale Notice") disclosing the identity of the proposed transferee, the amount and percentage of its Base Interest or Carried Interest proposed to be Transferred and the consideration payable to the transferee. Participant shall have the right, but not the obligation, to Transfer, concurrently with the Transfer by RSA, a ratable share of the Participation Interest, up to the amount of the Participation Interest which on the date of the Sale Notice is no longer subject to forfeiture (and a ratable share of any additional participation interest in the Company acquired by Participant pursuant to the Option Agreement), and is of the same class of interest as RSA is Transferring (e.g., if RSA is Transferring 50% of its Base Interest, Participant may elect to Transfer up to 50% of the portion of the Participant Base Interest, up to the amount of the Participation Interest not

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  subject to forfeiture pursuant to Section 7 hereof on the date of the Sale Notice (and a ratable share of any additional participation interest in the Company acquired by Participant pursuant to the Option Agreement), and if RSA is Transferring 50% of the Carried Interest, Participant may elect to Transfer up to 50% of the portion of the Participant Carried Interest, up to the percentage of the Participation Interest not subject to forfeiture pursuant to Section 7 hereof) and on the same terms, including the same proportionate valuation and receipt of the same proportionate consideration (the "Participant Tag-Along Right"), by written notice (the "Exercise Notice") of the exercise of the Participant Tag-Along Right to RSA within fifteen (15) days after its receipt of the Sale Notice. In the event that Participant fails to send RSA an Exercise Notice within fifteen (15) days after its receipt of the Sale Notice, Participant will be deemed to have elected not to exercise the Participant Tag-Along Right with respect to such Transfer. RSA is separately executing this Agreement to confirm to Participant its obligations under this Section 8.

          (b)   In the event that Participant exercises its Participant Tag-Along Right, from and after its receipt of the Tag-Along Exercise Notice, RSA shall keep Participant fully informed as to the status of RSA's negotiations and all material terms relating to such Transfer. If there is a reduction in the amount of consideration payable to Participant or change in the method of payment of such consideration (e.g., instead of cash, Participant will be paid in marketable securities) after its delivery of a Participant Tag-Along Exercise Notice, RSA shall be obligated to deliver notice thereof to Participant and Participant shall have five (5) Business Days following delivery of such notice to withdraw the Exercise Notice, on written notice to RSA, and failure to withdraw such notice within such period shall be deemed a waiver of Participant's rights under this sentence. Further, if Participant exercises the Participant Tag-Along Right, RSA shall attempt to have all of the interests proposed to be Transferred by RSA, Participant and any other Participant who has tag-along rights included in such Transfer; provided, however, that if the purchaser is unwilling to purchase all of the interests proposed to be Transferred, the portion of the Participation Interest to be sold or contributed by Participant will be sold pro rata in proportion to the interest being sold by RSA. The closing thereof shall occur at a date specified in writing by RSA to Participant, and at the closing (i) Participant shall pay its ratable share of any transfer, gains or similar taxes arising out of such transaction (provided RSA pays its ratable share of such taxes), (ii) the Participation Interest shall be free and clear of any liens, encumbrances or any interests of any other Person and (iii) Participant shall execute any and all documents required to fully transfer good and clear title to the Participation Interest being transferred, and any other documentation reasonably required by the transferee. RSA shall have no liability whatsoever to Participant if the transaction set forth in, a Sale Notice does not close.

          (c)   Notwithstanding the provisions of Sections 7 and 8(a), upon the Transfer by both NorthStar Hospitality LLC and RSA of in excess of 90% of each of their respective current Interests in the Company (a "Sale of the Company"), (i) RSA shall be required to offer to Participant a tag-along right, in accordance with Section 8(a), with respect to the entire Participation Interest then outstanding, (ii) Participant's distributable share of any cash or publicly-traded securities in connection with a Sale of the Company, shall not be subject to forfeiture and (iii) any securities, interest in another Person or other consideration distributable to Participant with respect to the Participation Interest in connection with such Sale of the Company, except for cash or publicly-traded securities, shall remain subject to forfeiture in accordance with Section 7 as though such securities, interest in another Person or other consideration were still a Participation Interest for purposes of applying the forfeiture provisions of Section 7. If a transaction occurs in accordance with Section 6, which is not a Sale of the Company, where the Participation Interest is modified or exchanged in any manner, Participant shall be fully vested in Participant's ratable share of any cash attributable to such modification or exchange.

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          (d)   In connection with Participant's exercise of the Participant Tag-Along Right, in addition to the forfeiture provisions of Section 7, if still applicable, to the extent that Participant receives any securities or other interests, such securities or interests shall be subject to the same restrictions on Transfer applicable to RSA.

          (e)   All consideration payable to Participant in connection with a Transfer of its Participation Interest shall be applied in repayment of any amounts outstanding under the Loan Agreement.

        9.    Status of Participant.    Participant acknowledges and agrees that he is not a member of the Company and has none of the rights of members of the Company provided in the Operating Agreement or by law.

        10.    No Representations.    Participant acknowledges and agrees that no representations or warranties have been made to him by the Company, its managers and officers or any other Person regarding the financial condition of the Company and the potential profitability thereof, the tax treatment of Participant's interest or the tax effect of any transactions in which the Company may engage, or regarding any other matter whatsoever pertaining to this Agreement, the Company or its business.

        11.    Miscellaneous.

          (a)   Entire Agreement.    This Agreement sets forth the entire agreement between the parties with respect to its subject matter and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them and neither party shall be bound by any term or condition other than as expressly set forth or provided in this Agreement. This Agreement may not be changed or modified except by an agreement in writing, signed by the parties hereto.

          (b)   Withholding.    The Company shall make such deductions and withhold such amounts from each distribution made to Participant hereunder as may be required from time to time by law, governmental regulation or order.

          (c)   Waiver.    The failure of either party to this Agreement to enforce any of its terms, provisions or covenants shall not be construed as a waiver of the same or of the right of such party to enforce the same. Waiver by either party hereto of any breach or default by the other party of any term or provision of this Agreement shall not operate as a waiver of any other breach or default.

          (d)   Severability.    In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of the Agreement shall not in any way be affected or impaired thereby.

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          (e)   Notices.    Any notice given hereunder shall be in writing and shall be deemed to have been given when delivered by messenger or courier service (against appropriate receipt), or mailed by registered or certified mail (return receipt requested), addressed as follows:

If to the Company:	IAN SCHRAGER HOTELS, LLC 475 Tenth Avenue New York, NY 10018 Attn.: Ian Schrager
With copies to:	NORTHSTAR CAPITAL INVESTMENT CORP. 527 Madison Avenue New York, NY 10022 Attn.: W. Edward Scheetz David T. Hamamato
and
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 919 Third Avenue New York, NY 10022 Attn.: Benjamin F. Needell, Esq.
If to Participant:	MICHAEL OVERINGTON 670 West End Avenue New York, NY 10025
With a Copy to:	PROSKAUER ROSE LLP 1585 Broadway New York, NY 10036 Attn.: Michael S. Sirkin, Esq.

  or at such other address as shall be indicated to either party in writing. Notice of change of address shall be effective only upon receipt.

          (f)    Assignment.    The Company shall have the right to assign its rights and obligations under this Agreement to any Company Successor. To the extent that any such assignment is made by the Company, any references herein to the Company shall be deemed references to such Company Successor. This Agreement is personal to Participant, and Participant may not assign his or her rights and obligations under this Agreement to any other Person, provided, that Participant, in connection with his bona-fide estate planning activities, may Transfer all or a portion of the Participation Interest solely to a partnership or limited liability company (a "Family Limited Partnership") which is, at all times while Participant is alive and not disabled, under the sole and exclusive Control of Participant and Participant may Transfer direct and indirect interests in such Family Limited Partnership to (i) members of Participant's immediate family or (ii) a trust for the benefit of Participant or members of Participant's immediate family (but shall not directly or indirectly assign any interest in such Family Limited Partnership to any other Person), provided, the Participation Interest shall remain subject to (x) the forfeiture provisions contained herein, and (y) the terms of the Loan Agreement and the Pledge Agreement. Participant shall provide the Company at least ten (10) days' prior written notice of any Transfer of the Participation Interest to a Family Limited Partnership, and Participant shall cause such Family Limited Partnership to execute and record any financing statements required and provided by the Company to continue to maintain a perfected security interest in the Participation Interest pursuant to the Pledge Agreement. Solely for purposes of this Section 11(f), the term "Control" shall mean the power to

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  direct the management of a Family Limited Partnership, either as a general partner or managing member, without requiring the consent of any other Person.

          (g)   Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to New York conflict of law rules.

          (h)   Dispute Resolution.    Subject to the last sentence of this Paragraph 11(h), any dispute, controversy or claim arising between the parties relating to this Agreement (whether such dispute arises under any federal, state or local statute or regulation, or at common law), shall be resolved by final and binding arbitration before a single arbitrator, selected by the American Arbitration Association ("AAA") in accordance with its rules pertaining at the time the dispute arises, within twenty (20) days following delivery of a notice of intention to arbitrate. The hearing shall be held no later than forty-five (45) days following the commencement of the arbitration. The award shall be rendered no later than thirty (30) days following the close of the hearing. At the request of either party, all time periods specified in the rules of the AAA shall be accelerated by the arbitrator to the extent necessary to comply with the timetables specified herein. In such arbitration proceedings, the arbitrator shall have the discretion, to be exercised in accordance with applicable law, to allocate among the parties the arbitrator's fees, tribunal and other administrative and litigation costs and, to the prevailing party, attorneys' fees. The award of the arbitrator may be confirmed before and entered as a judgment of any court having jurisdiction over the parties. The provisions of this paragraph 11(h) shall not apply with respect to any application made by any party hereto for injunctive relief under this Agreement or any claim by the Company to enforce its rights under any Note.

          (i)    Descriptive Headings.    The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

          (j)    Counterparts.    This Agreement may be executed in one or more counterparts, which, together, shall constitute one in the same agreement.

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        IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written

/s/ MICHAEL OVERINGTON Michael Overington
IAN SCHRAGER HOTELS LLC
By:
/s/ IAN SCHRAGER Ian Schrager Chief Executive Officer
Solely to Confirm the Provisions of Section 8 Hereof:
RSA ASSOCIATES, L.P.
By:	RSA GP CORP.
By:
/s/ IAN SCHRAGER Ian Schrager President

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[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

                        , 2006

Morgans Hotel Group Co.,
475 Tenth Avenue,
New York, New York 10018.

Ladies and Gentlemen:

        In connection with the registration under the Securities Act of 1933 (the "Act") of            shares (the "Securities") of Common Stock, par value $0.01 per share, of Morgans Hotel Group Co., a Delaware corporation (the "Company"), we, as your special counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion when the registration statement relating to the Securities (the "Registration Statement") has become effective under the Act, the Company's Amended and Restated Certificate of Incorporation substantially in the form filed as an exhibit to the Registration Statement has been filed with the Secretary of State of Delaware, the terms of the sale of the Securities have been duly established in conformity with the Company's Amended and Restated Certificate of Incorporation, the Securities have been issued and sold as contemplated by the Registration Statement and the issuance and sale of the Securities have been approved by the Company's Board of Directors, the Securities will be validly issued, fully paid and nonassessable.

        The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

        We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "Validity of Securities" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

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